Exhibit 99.1
CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

UNAUDITED

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Balance Sheets

U.S. dollars in thousands

	Note	March 31, 2014	December 31, 2013
		(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents		$30,786	$22,248
Short-term bank deposits		60,000	70,000
Trade receivables (net of allowance for doubtful accounts of $1,823 and $1,898 at March 31, 2014 and (Unaudited) December 31, 2013, respectively)		53,695	52,304
Other accounts receivable and prepaid expenses		23,719	22,853
Inventories	5	69,066	57,867

Total current assets		237,266	225,272

Long-term assets:

Severance pay fund		4,064	3,973
Long-term deposits and prepaid expenses		3,189	1,603

Total long-term assets		7,253	5,576

Property, plant and equipment, net		101,033	93,634

OTHER ASSETS		12,503	13,372

GOODWILL		40,308	39,702

Total assets		$398,363	$377,556

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Balance Sheets

U.S. dollars in thousands (except share data)

	Note	March 31, 2014	December 31, 2013
		(Unaudited)	(Audited)

LIABILITIES AND EQUITY

Current liabilities:
Short-term bank credit		$5,185	$5,454
Trade payables		56,628	50,624
Account payables and current maturities to related parties, including financing leaseback		3,959	2,602
Accrued expenses and other liabilities		21,841	20,890

Total current liabilities		87,613	79,570

Long-term liabilities:
Long-term loan and a financing leaseback from a related party		10,469	12,342
Accrued severance pay		4,612	4,472
Other long-term liabilities		1,897	1,704
Deferred tax liabilities, net		5,894	6,245

Total long-term liabilities		22,872	24,763

Redeemable non-controlling interest		7,548	7,624

Commitments and contingent liabilities	9
Equity:
Share capital-
Ordinary shares of NIS 0.04 par value - 200,000,000 shares authorized at March 31, 2014 (Unaudited) and December 31, 2013; 34,808,850 and 34,739,315 shares issued and outstanding at March 31, 2014 (Unaudited) and December 31, 2013, respectively;	6	365	364
Additional paid-in capital		139,221	138,757
Accumulated other comprehensive income		4,676	3,680
Retained earnings		136,068	122,798

Total equity		280,330	265,599

Total liabilities and equity		$398,363	$377,556

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Statements of income

U.S. dollars in thousands (except per share data)

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

Revenues	$94,414	$76,444	$356,554
Cost of revenues	55,227	42,227	194,436

Gross profit	39,187	34,217	162,118
Operating expenses:
Research and development, net	603	473	2,002
Marketing and selling	13,719	12,474	51,209
General and administrative	7,598	8,199	32,904

Total operating expenses	21,920	21,146	86,115

Operating income	17,267	13,071	76,003
Finance expenses, net	1,565	189	1,314

Income before taxes on income	15,702	12,882	74,689
Taxes on income	2,229	2,172	10,336

Net income	$13,473	$10,710	$64,353
Net income attributable to non-controlling interest	(203)	(192)	(1,009)
Net income attributable to controlling interest	$13,270	$10,518	$63,344

Basic net income per ordinary shares	$0.38	$0.30	$1.83
Diluted net income per ordinary shares	$0.37	$0.30	$1.80

Weighted average number of ordinary shares used in computing basic income per ordinary share (in thousands)	34,809	34,594	34,667
Weighted average number of ordinary shares used in computing diluted income per ordinary share (in thousands)	35,395	34,984	35,210

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Statements of Comprehensive Income

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

Net income	$13,473	$10,710	$64,353

Other comprehensive income (loss) before tax:
Foreign currency translation adjustments	834	203	(6,182)
Income tax benefit (expense) related to components of other comprehensive income	(118)	(34)	855

Total other comprehensive income (loss), net of tax	716	169	(5,327)

Comprehensive income	14,189	10,879	59,026
Less: comprehensive income attributable to non-controlling interest	77	(48)	(519)
Comprehensive income attributable to controlling interest	$14,266	$10,831	$58,507

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share data)

	Common Stock
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net	Total equity

Balance as of January 1, 2013	34,365,250	360	135,437	79,603	8,517	223,917

Other comprehensive income	-	-	-	-	(4,837)	(4,837)
Net income	-	-	-	63,344	-	63,344
Equity-based compensation expense related to employees	-	-	2,514	-	-	2,514
Cashless exercise of options	374,065	4	(4)	-	-	-
Dividend	-	-	-	(20,149)	-	(20,149)
Compensation paid by a former shareholder	-	-	810	-	-	810

Balance as of December 31, 2013	34,739,315	364	138,757	122,798	3,680	265,599

Other comprehensive income	-	-	-	-	996	996
Net income	-	-	-	13,270	-	13,270
Equity-based compensation expense related to employees	-	-	465	-	-	465
Cashless exercise of options	69,535	1	(1)	-	-	-
Balance as of March 31, 2014 (Unaudited)	34,808,850	$365	$139,221	$136,068	$4,676	$280,330

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
Cash flows from operating activities:

Net income	$13,473	$10,710	$64,353

Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	4,245	3,613	14,994
Share-based compensation expense	618	889	2,514
Accrued severance pay, net	49	67	(64)
Changes in deferred tax, net	(1,305)	(41)	674
Capital gains	-	(14)	(22)
Compensation paid by a former shareholder	-	-	810
Foreign currency translation gains	-	(27)	(132)
Increase in trade receivables	(1,391)	(1,964)	(8,238)
Decrease (increase) in other accounts receivable and prepaid expenses	88	(4,392)	(7,419)
Increase in inventories	(11,199)	(3,682)	(7,317)
Increase in trade payables	1,716	647	9,351
Increase in warranty provision	26	55	401
Increase in accrued expenses and other liabilities including related parties	569	249	5,765

Net cash provided by operating activities	6,889	6,110	75,670

Cash flows from investing activities:

Investment in short-term deposits	10,000	(15,000)	(26,300)
Purchase of property, plant and equipment	(6,380)	(2,793)	(27,372)
Increase in long-term deposits and prepaid expenses	(1,586)	-	(405)

Net cash provided by (used in) investing activities	2,034	(17,793)	(54,077)

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Interim Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
Cash flows from financing activities:

Dividends paid	$-	$-	$(20,149)
Repayment of long-term loans	-	(2,684)	(5,372)
Short-term bank credit and loans, net	(269)	41	206
Repayment of a financing leaseback related to Bar-Lev transaction	(295)	(280)	(1,149)

Net cash used in financing activities	(564)	(2,923)	(26,464)

Effect of exchange rate differences on cash and cash equivalents	179	114	(1,914)

Increase (decrease) in cash and cash equivalents	8,538	(14,492)	(6,785)
Cash and cash equivalents at beginning of year	22,248	29,033	29,033

Cash and cash equivalents at end of year	$30,786	$14,541	$22,248

Supplemental disclosure of non-cash activities:

	Three Months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
Purchase of fixed assets with credit from suppliers	$4,444	$1,740	$4,880

The accompanying notes are an integral part of the interim condensed consolidated financial statements

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 1:-          GENERAL

Caesarstone Sdot-Yam Ltd., incorporated under the laws of the State of Israel, was founded in 1987. The company and its subsidiaries (collectively, the "Company" or "Caesarstone") manufacture high quality engineered quartz surfaces sold under the Company's premium Caesarstone brand. The Company's products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. The Company's products are primarily used as kitchen countertops in the renovation and remodeling end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications.

As of March 31, 2014, the Company has subsidiaries in Australia, Singapore, Canada and the United States which are engaged in the marketing and selling of the Company's products in different geographic areas.

NOTE 2:-	UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months period ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

The unaudited interim condensed consolidated financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2013 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The significant accounting policies applied in the financial statements of the Company as of December 31, 2013, are applied consistently in these financial statements.

NOTE 4:-	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 4:-	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT.)

Fair value of financial instruments (cont.):

As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1-
Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2-	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3-	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents the Company's assets and (liabilities) measured at fair value on a recurring basis at March 31, 2014 (Unaudited) and at December 31, 2013:

	March 31, 2014 (Unaudited)
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$941	$-	$941
Foreign currencies derivatives		(978)		(978)

Total	$-	$(37)	$-	$(37)

	December 31, 2013 (Audited)
	Level 1	Level 2	Level 3	Total
Derivatives:

Foreign currencies derivatives	$-	$2,353	$-	$2,353
Foreign currencies derivatives		(64)		(64)

Total	$-	$2,289	$-	$2,289

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
Raw materials	$17,234	$13,753
Work-in-progress	1,152	1,047
Finished goods	50,680	43,067

	$69,066	$57,867

During the three months ended March 31, 2014, the Company recorded an increase in the provision for inventory in an amount of $299.

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	The Company's share capital consisted of the following as of March 31, 2014 and at December 31, 2013:

	Authorized		Issued and outstanding
	March 31,	December 31,	March 31,	December 31,
	2014	2013	2014	2013
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
Shares of NIS 0.04 par value:

Ordinary shares	200,000,000	200,000,000	34,808,850	34,739,315

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 6:-	SHAREHOLDERS' EQUITY (CONT.)

b.
Compensation plan:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.

The following is a summary of activities relating to the Company’s stock options granted to employees among the Company’s plan during the period ended March 31, 2014:

	March 31, 2014 (Unaudited)
	Number of options	Weighted average exercise price	Aggregate intrinsic value
Outstanding – beginning of the year	895,552	$10.58	$35,005
Granted	-	$-	$-
Exercised	147,162	$10.42	$6,693
Forfeited	-	$-	$-
Outstanding – end of the year	748,390	$10.61	$32,754
Options exercisable as of March 31, 2014	162,908	$10.42	$7,161
Vested and expected to vest	748,390	$10.61	$32,754

The intrinsic value of exercisable options (the difference between the Company’s closing share price on the last trading day as of March 31, 2014 and the average exercise price of in-the-money options, multiplied by the number of in-the-money options) included above represents the amount that would have been received by the option holders had all option holders exercised their options on March 31, 2014. This amount changes based on the fair market value of the Company’s ordinary shares.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 6:-	SHAREHOLDERS' EQUITY (CONT.)

b.	Compensation plan (cont.): The options outstanding as of March 31, 2014, have been separated into ranges of exercise price, as follows:

	Options outstanding (Unaudited)			Options exercisable (Unaudited)
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price per share	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$10.42	718,390	4.98	$10.42	162,908	4.98	$10.42
$15.26	30,000	5.61	$15.26	-	-	$-
	748,390	5.00	$10.61	162,908	4.98	$10.42

During the three months ended March 31, 2014, the Company recognized stock-based compensation expense related to employee stock options in the amount of $465.

Compensation expenses related to options granted were recorded in the consolidated statements of operations, as follows:

	Three months ended March 31,	Three months ended March 31,	Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
Cost of revenues	$28	$55	$149
Research and development expenses	48	32	35
Selling and marketing expenses	76	141	384
General and administrative expenses	314	661	1,946

Total	$465	$889	$2,514

As of March 31, 2014, there was $1,224 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the Company's stock option plan.

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 6:-	SHAREHOLDERS' EQUITY (CONT.)

c.
In February 2014, the Company granted several of its employees a right to a bonus payment based on an increase in the Company’s ordinary share value (the "phantom award") and under which the employees are entitled to receive in cash or shares the difference between exercise price, subject to adjustments for dividend distributions made until the actual payment of the bonus and the value of the Company’s ordinary shares with such bonus right vesting over a four-year period on an annual basis.

According to ASC 718-10, “instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights) or require cash settlement on the occurrence of a contingent event that is considered probable” should be treated as a liability. As such, in this case the share-based compensation is accounted for as a liability award. According to ASC 718-10, in connection with the measurement of the liability settlement, the value of the award should be measured each reporting date until settlement. The fair value of the phantom award was calculated using the Binominal option pricing model.

After implementing the above accounting treatment, the liability balance that the Company recorded on March 31, 2014 was $172. As of March 31, 2014, there was $2,376 of total unrecognized compensation cost related to the phantom award.

NOTE 7:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with Accounting Standard Codification 280, "Segments Reporting" ("ASC 280"). The following is a summary of revenue and long-lived assets by geographic area. Revenues are attributed to geographic areas based on the location of end customers.

The following table presents total revenues for the three months ended March 31, 2014 and 2013 and for the year ended December 31, 2013:

	Three Months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

USA	$37,626	$23,706	$123,399
Australia	21,319	19,383	89,894
Canada	11,737	10,715	49,214
Israel	11,261	10,553	42,024
Europe	4,698	5,892	22,973
Rest of World	7,773	6,195	29,050

	$94,414	$76,444	$356,554

CAESARSTONE SDOT-YAM LTD. AND ITS SUBSIDIARIES

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 7:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (CONT.)

The following table presents total long-lived assets as of March 31, 2014 and December 31, 2013:

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)

Israel	$88,928	$85,491
Australia	2,069	2,019
USA	8,798	4,748
Canada	1,066	1,197
Rest of World	172	179

	$101,033	$93,634

NOTE 8:-	NET EARNING PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

Numerator:

	Three Months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

Numerator for basic and diluted net income per share	$13,270	$10,518	$63,344

Notes to Interim Condensed Consolidated Financial Statements

U.S. dollars in thousands

NOTE 8:-	NET EARNING PER SHARE (CONT.)

Denominator:

	Three Months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)

Denominator for basic income per share	34,808,850	34,593,529	34,666,514
Effect of dilutive stock options granted	586,113	389,990	543,432

Denominator for diluted income per share	35,394,963	34,983,519	35,209,946

EPS:

	Three Months ended March 31,		Year ended December 31,
	2014	2013	2013
	(Unaudited)		(Audited)
Basic earnings per share	$0.38	$0.30	$1.83
Diluted earnings per share	$0.37	$0.30	$1.80

NOTE 9:-                      SUBSEQUENT EVENT

On April 27, 2014, a lawsuit by single plaintiff and a motion for the recognition of this lawsuit as a class action was filed against the Company in the Central District Court in Israel. The plaintiff alleges that, if the lawsuit is recognized as a class action, the claim against the Company is estimated to be NIS 216 million (approximately $62,000). In addition, the claim includes an unstated sum in compensation for special and general damages.

The Company intends to vigorously contest recognition of the lawsuit as a class action and to defend the lawsuit on its merits, although, considering the preliminary stage of this lawsuit, there can be no assurance as to the probability of success or the range of potential exposure, if any.